Tabcorp

**Tabcorp Holdings Limited**
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

RECEIVED

2007 APR -3 A 9:07

07022098

21 March 2007

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Re: Tabcorp Holdings Limited -- Rule 12g3-2(b) Exemption
<u>File No. 82-3841</u>

Dear Sirs,

The enclosed information is being furnished by Tabcorp Holdings Limited ("Tabcorp") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). Tabcorp's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Tabcorp is subject to the Exchange Act.

If you have any questions with regard to this information, please contact the undersigned at +61 3 9868 2112.

Yours truly,

PROCESSED

APR 0 9 2007

THOMSON FINANCIAL

4/3

**<u>Michael Scott</u>**
**General Manager Secretariat and Shareholder Relations**

Enc.

Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

21 March 2007

To: Australian Securities Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

**DIVIDEND REINVESTMENT PLAN**

Tabcorp Holdings Limited (***Company***) announces that participants in the Company's Dividend Reinvestment Plan (***DRP***) will be allocated ordinary shares in the Company (***shares***) at a price of $17.01 per share on the dividend payment date, which is 11 April 2007.

In accordance with Tabcorp's DRP Rules, this price represents the arithmetic average (rounded to the nearest cent) of the daily volume weighted average market price of all Company shares sold in the ordinary course of trading on the Australian Securities Exchange automated trading system from 7 March 2007 to 20 March 2007 inclusive, being the ten trading day period starting on (and including) the second business day after the record date in respect of the interim dividend and ending on (and including) the eleventh business day after that record date.

Information relating to the Company's DRP is available on Tabcorp's website under the Investor Centre at **www.tabcorp.com.au**.



# Bringing the Excitement of Racing and Sport to You

## Wagering Update

21 March 2007

TAB 2KY 1017 AM tab sportsbet SKY CHANNEL TAB

Tabcorp
the bigger better game

# Agenda

**Introduction**

**ELMER FUNKE KUPPER, Acting Chief Executive Officer**

**Wagering Performance and Strategy**

**ROBERT NASON, Managing Director – Racing and Media**

**Questions and Answers**

**ELMER FUNKE KUPPER, Acting Chief Executive Officer**

# Unique position in Gambling Entertainment industry

- **Tabcorp today**
  - Operating in largest and growing markets of Victoria, NSW and Queensland
  - Strong assets and leading Gambling Entertainment brands
  - Positive growth and market share performance in key businesses

- **Renewed focus on organic growth and shareholder value**
  - Several years of acquisition and integration behind us
  - Stronger platform to perform in Gaming, Wagering and Casinos
  - Upside available from productivity gains and investment in core assets

- **Priorities**
  - Focus on organic growth and market share in Gaming, Wagering and Casinos
  - Invest in NSW: Star City and Wagering retail network
  - Drive productivity: reduce discretionary expenses and re-engineer platforms

# Tabcorp businesses[1]

| | Wagering | Gaming | Casinos |
|---|---|---|---|
| Leading brands | TAB, TAB, 2KY 1017 AM, SKY CHANNEL, tab sportsbet, TRACKSIDE | KENO, Club KENO, BARRY, R&R, TABARET | Star City, Jupiters Townsville, gold coast convention and exhibition centre, CONRAD JUPITERS, CONRAD TREASURY |
| Great people (FTEs) | 1,560 | 107 | 6,634 |
| Strong revenue base | $776m | $550m | $667m |
| EBIT | $144m | $137m | $189m |

***Almost 7 in 10 Australians have gambled in last 3 months[2]***

1 All financial information is 1H07. Casinos is normalised to exclude the impact of above/below theoretical win rates in the International Rebate Business
2 Source: RMR Gaming Monitor

# Smoking bans and expenses hit 1H07 results[1]

| $m | Wagering | | Gaming | | Casinos | |
|---|---|---|---|---|---|---|
| | **1H07** | **Change** | **1H07** | **Change** | **1H07** | **Change** |
| Operating revenues | 776.5 | 6.9% | 549.9 | 1.6% | 666.5 | 1.7% |
| Other revenues | 6.3 | (4.3%) | 10.9 | 7.6% | 2.8 | (26.4%) |
| **Revenues** | **782.8** | **6.8%** | **560.8** | **1.7%** | 669.3 | 1.5% |
| Taxes & commissions | (467.7) | 5.4% | (377.0) | 2.3% | (123.0) | 0.1% |
| Operating expenses | (147.2) | 24.4% | (36.1) | 3.6% | (320.9) | 8.8% |
| Depr. & amortisation | (24.2) | 1.4% | (11.1) | (3.9%) | (36.1) | 0.1% |
| **EBIT** | **143.6** | **(2.5%)** | **136.5** | **0.2%** | **189.3** | **(7.8%)** |
| *Share of group revenue* | *38.8%* | | *27.9%* | | *33.3%* | |
| *Share of group EBIT* | *30.6%* | | *29.1%* | | *40.3%* | |

1 Excluding non recurring items. Casinos results are normalised to exclude the impact of above/below theoretical win rates in the International Rebate Business. Victorian revenues and expenses is net of 25% allocation to JV partner. NSW represents 100% of revenue and expenses with an incentive fee equivalent to 25% of profits included in taxes and commissions. Consolidated normalised EBIT of $466.1m includes ($3.3m) relating to International and Eliminations

# Interim Executive Committee

| | | |
|---|---|---|
| | Acting CEO and CE Australian Business<br>Elmer Funke Kupper | |
| Casinos<br>Walter Bugno | Wagering<br>Robert Nason[1] | Gaming<br>Mohan Jesudason[1] |
| CFO<br>Matt Bekier | Strategy<br>Peter Caillard[2] | Corporate & Legal<br>Kerry Willcock |

- **Interim Executive Committee structure to shorten communication lines**
- **Overhead reduction program continues**

1 Interim additions to Executive Committee
2 Includes responsibility for China Keno

# We have built a strong wagering platform for growth

| | Victoria 1994 – 2003 | VIC and NSW 2004 – 2006 | Organic Performance 2007+ |
|---|---|---|---|
| **Racing** | ▪ Create partnership<br>▪ Grow local business<br>▪ Improve distribution | ▪ Create leading Tote<br>▪ Deliver synergies<br>▪ Improve products and channels | ▪ Leverage core assets and turn around NSW<br>▪ Drive productivity<br>▪ Build global product |
| **Sports-betting** | ▪ Focus on Racing<br>▪ Shift from parimutuel to fixed odds | ▪ Create national book<br>▪ Drive growth | ▪ Expand coverage<br>▪ Partner with codes<br>▪ Capture new generation |

**Turnover** **1995** $2.5b → **2003** $3.5b → **2006** $8.6b →

# 2007 is transition year

- **Finalise integration between NSW and VIC**
  - System integration Sept. 2006; retail implementation in NSW by July 2007
  - Took longer and cost more to deliver; adverse P&L and customer impact
  - Improved platform to deliver product (Flexi, First 4) and channels (self service)
- **Strengthen industry relationships**
  - TVN 'split picture' resolution
  - Victorian Joint Venture relationship to 2012 – vision, NSW merger impact
  - NSW industry reform – consultation process under way
  - Sportsbetting – NRL sponsorship
  - AHA (NSW) – new partnership agreement
- **Build practical strategy and leadership team**
  - Forward strategy agreed – strong domestic focus on core assets
  - Experienced leadership team in place
  - Good progress with new products and growth in VIC, Sportsbetting, Internet
  - Renewed focus on customer service and NSW

# Experienced management team in wagering



**Robert Nason** Managing Director, Racing and Media
**Joined** August 2006
**Background** CEO of Racing Victoria Ltd; previously EDS and AT Kearney



**Craig Nugent** Managing Director, Sportsbetting
**Joined** November 1999
**Background** 18 years with Australian Jockey Club, including Betting Ops



**John Ballenger** General Manager, Sales
**Joined** August 2003
**Background** Nat. Sales Manager - MasterFoods; managed VIC TAB retail



**Brendan Parnell** General Manager, Media
**Joined** October 1995
**Background** Previously Channel 7 Queensland; Gen. Manager since 2004



**Adam Rytenskild** General Manager, Operations
**Joined** April 2000
**Background** Strong sales and operations background; formerly Exxon Mobil

# Agenda

**Introduction**

**ELMER FUNKE KUPPER, Acting Chief Executive Officer**

**Wagering Performance and Strategy**

**ROBERT NASON, Managing Director – Racing and Media**

**Questions and Answers**

**ELMER FUNKE KUPPER, Acting Chief Executive Officer**

# Attractive market, great assets, clear priorities

- **Wagering market is attractive and growing**
  - Strong and growing racing product
  - Tabcorp has leading position in Racing and Sportsbetting
  - Strong assets – but NSW underperforming

- **Market, competition are changing**
  - Changing customer base and preferences
  - Increasing competition from bookmakers
  - Internet is making traditional borders disappear
  - Leverage brand, product and distribution strengths

- **Focus on organic growth and productivity**
  - Leverage core assets, and turn around NSW
  - Build global racing and wagering product
  - Drive productivity

# Tabcorp's wagering business

| | Racing | Sportsbetting | Media |
|---|---|---|---|
| Leading Brands | TAB | tab sportsbet | 2KY 1017 AM; SKY CHANNEL |
| Strong Presence | NSW and VIC | National book manager | NSW for 2KY<br>National for Sky |
| Widest Distribution | ▪ 2,700 outlets<br>▪ 261 race tracks<br>▪ 400k accounts<br>▪ Call centre<br>▪ Internet | ▪ 2,700 outlets<br>▪ 400k accounts<br>▪ Call centre<br>▪ Internet | ▪ 5,300 outlets<br>▪ 1.8m homes<br>▪ International distribution |
| Growing Revenues (1H07) | \$693.8m (+5.1%)[1] | \$39.7m (+60.1%) | \$43.0m (+3.6%) |

1 Includes Trackside

# Australia is an attractive wagering market

| | Total Number of Starters – 2005 (000) | Turnover 2005 | Per Capita 2005 |
|---|---|---|---|
| USA | 428 | $22.9b | $77 |
| **AUST** | 197 | **$11.7b** | **$564** |
| JAPAN | 192 | $37.9b | $297 |
| UK | 95 | $25.1b | $415 |
| FRANCE | 71 | $13.2b | $223 |
| NZ | 31 | $0.4b | $159 |
| MAL/SING | 15 | $1.7b | $48 |
| HK | 9 | $10.6b | $1,521 |

Source: Australian Racing Fact Book, 2005/06

# Tabcorp is largest of State-based TAB operators



WA, TAS, ACT
Turnover: $1.7b
TAB share: 14%
National share: 11%

QLD, NT, SA
Turnover: $2.7b
TAB share: 22%
National share: 17%

NSW, VIC
Turnover: $8.0b
TAB share: 64%
National share: 51%

Bookmakers
National share: 21%

# The three Australian wagering pools


UNiTAB share: 22%
Super TAB share: 42%
TAB
ACTTAB
The TOTE
TAB
NSW TAB share: 36%

**Sky Channel covers 55,000 races per annum**

# TAB revenue is Racing's primary funding source

## TAB racing turnover A$b



NSW
VIC
5
4.5
4
3.5
3
2.5
'02
'03
'04
'05
'06


## Australian Prizemoney A$m



400
350
300
250
200
'96
'98
'00
'02
'04
'06


## TAB contribution to NSW Racing $Am



260
220
180
140
100
'97
'98
'99
'00
'01
'02
'03
'04
'05
'06


## TAB contribution to VIC Racing $Am[1]



220
180
140
100
'97
'98
'99
'00
'01
'02
'03
'04
'05
'06


1 Wagering only. Further contributions are provided from Gaming profits under the Joint Venture arrangement

# A changing marketplace

## Within Racing

Bookmakers Wagering Turnover A$m



3,500
2,500
1,500
500
'01
'02
'03
'04
'05
'06


Source: Australian Racing Fact Book 2005/06

- New bookmakers, betting exchange
- Online access to off-course market
- Lack of level playing field (eg NT)

## In the Entertainment business



Leisure and Entertainment
$57 billion
Gambling Market
$15.5 billion (27%)
Wagering
$2.18 billion (4%)


- Casinos; other forms of gambling
- Other and home entertainment
- Changing customer preferences

# An overview of Tabcorp's market position

| | Tabcorp | Other TABs | On-Course Bookmakers | Corporate Bookmakers | Betfair |
|---|---|---|---|---|---|
| Racing industry partnership | ✓✓ | ✓✓ | ✓ | X | X |
| Ability to compete nationally | ✓ | X | X | ✓✓ | X |
| Favourable tax, regulation | X | X | ✓✓ | ✓✓ | ✓✓ |
| Retail network | ✓✓ | ✓ | X | X | X |
| Online, phone | ✓ | ✓ | ✓ | ✓ | ✓ |
| Brand presence | ✓✓ | ✓ | X | X | X |
| Racing media | ✓✓ | ✓ | X | X | X |

# Positive wagering revenue growth…

## Revenue growth - 1H07 (%)



Racing VIC
10.0%
Racing NSW
2.4%
Sportsbetting
60.1%
Trackside VIC
8.6%
Media
3.6%
Total
6.9%


Total 1H07 operating revenue $776.5m

**Racing Victoria performance**
- TVN resolution
- Strong racing product
- New products
- Improved marketing

**Racing NSW turnaround**
- TVN resolution
- Racing industry reform
- Distribution investment

**Sportsbetting growth**
- World Cup soccer
- Market growth
- Risk management

# ...particularly in Sportsbetting

## Sportsbetting Revenue Growth $m



50
40
30
20
10
'02
'03
'04
'05
'06
NSW
VIC


## Sportsbetting Market Share (%) – FY06



Other TABs
9
Tabcorp
30
4
Betfair
57%
Bookmakers


## Contribution to Sportsbet (%) – '06[1]



20%
16
12
8
4
0
Rugby league
AFL
Soccer
Tennis
Multi
Other
B'ball
Racing
Cricket


## Sportsbet Share By Channel (%) – '06



Internet
25
64%
Retail
10
Telephone


1 Excludes 2006 World Cup sales of $107m

# ...offset by serious cost challenge

Cost performance – 1H07 ($m)



$118m
4.6
9.8
10.6
3.9
147
1H06
Revenue Equalis.
TVN
Tech. Services/ Integration
Core Exp.
1H07


**Revenue Equalisation**

- Reverses by 30/6

**TVN settlement**

- Higher fixed costs to 2012
- No further adverse EBIT impact expected

**Technical Services**

- Disappointing cost and management performance
- $7m is permanent increase
- Requires platform changes

**Core business expenses**

- Up $3.9m or 4%

# Tabcorp's Wagering strategy

**Unique customer offer**

***'Bringing the excitement of Racing and Sport to you'***

**Clear revenue strategy**

- Leverage product and distribution to win the 'frequent' customer
- Grow customer base by targeting the 'infrequent' customer
- Create 24/7, global racing product offer

**Flawless execution**

- Re-engineer technology cost base
- Create customer-driven performance culture
- Secure Victorian wagering licence

# Tabcorp's customers – 'frequents'

**'Bringing the excitement of Racing and Sport to you'**



| Gambling Market (VIC/NSW) | |
|---|---|
| Customers: | 500,000 |
| Gambling $: | $6.2b |
| L&E $: | $9.9b |

*190,000 people in VIC and NSW are 'frequent' betting customers, betting up to 24 times per quarter*

**Motivation**

- Frequent events
- Familiarity
- Skills based
- Value for money
- Convenience
- Service

**Offer**

- Full product suite
  - Full Tote product offer
  - Fixed odds
- Large pools
- Full form and information
- Convenient access
- Reliable service

# Winning the 'frequent' customer

| | | Drivers | NSW VIC | Focus |
|---|---|---|---|---|
| Racing Product | 5 6 7 8 9 10 11 12 13 14 | ➢ Field sizes<br>➢ Scheduling<br>➢ Integrity |  | ➢ NSW performance<br>➢ International growth |
| Wagering Product | FLEXI | ➢ Products<br>➢ Pool size<br>➢ Information<br>➢ Price |  | ➢ Product innovation<br>➢ 24/7 coverage<br>➢ Pricing |
| Distribution | TAB | ➢ Convenience<br>➢ Reliability |  | ➢ NSW retail network<br>➢ Self service<br>➢ Web/phone service |
| Vision |  | ➢ Coverage<br>➢ Access<br>➢ Information |  | ➢ International vision<br>➢ New media |

# NSW racing product is largest opportunity

## Operating revenue by racing product

| | NSW | | VIC[1] | | Total | |
|---|---|---|---|---|---|---|
| | 1H 07 | Change | 1H 07 | Change | 1H 07 | Change |
| Thoroughbred | 288.7 | 2.9% | 178.8 | 9.6% | 467.5 | 5.4% |
| Harness | 53.2 | 1.8% | 37.1 | 10.4% | 90.3 | 5.1% |
| Greyhound | 69.5 | 0.7% | 40.9 | 11.6% | 110.5 | 4.5% |
| **Racing** | **411.5** | **2.4%** | **256.8** | **10.0%** | **668.3** | **5.2%** |
| Sportsbetting | 28.5 | 61.1% | 11.2 | 57.7% | 39.7 | 60.1% |
| Trackside | | | 10.0 | 8.6% | 10.8 | 3.3% |
| Media | | | | | 43.0 | 3.6% |
| Other | | | | | 14.7 | 0.9% |
| **Total Wagering** | **440.0** | **4.9%** | **278.0** | **11.4%** | **776.5** | **6.9%** |

1 Net of 25% allocation to JV partner

# NSW Racing Industry is in need of reform

## NSW punters are betting less on NSW races



Growth in betting by NSW punters on races from each State (% YTD)
4.6%
4.8%
NSW
Victoria
Other States/ International
(5.0%)


**The situation**

- Wagering on NSW racing is in relative decline
- Current financial model does not support wagering growth

**Tabcorp's actions**

- Invest $50m in NSW retail network
- Advocate urgent Racing Industry reform

**Tabcorp is seeking**

- Clarity on role of Racing NSW vs Clubs
- Reform covering all three codes
- At least 1/3 of rewards based on wagering market share
- Level playing field

# Tabcorp has leading wagering product suite

## Tabcorp product mix


First 4
Quaddie
Trifecta
Doubles
Exacta
Quinella
Place
Win

## Product innovation (Sept-Dec '06)

FLEXI BETTING — Sales of $175m contributing to growth of 6.9%

First 4 & Trifecta — ↑ $59.9m 22.1%

QUADDIE — ↑ $8.8m 10.3%

## Product innovation (Jan – Mar '07)

TAB POWER PAY$ — ↑ $20.3 m 19.5%

# VIC is growing well. NSW is an opportunity

**Wagering sales by channel[1]**

| | NSW | | VIC | |
|---|---|---|---|---|
| | **1H 07** | **Change** | **1H 07** | **Change** |
| **Retail agencies and licenced venues** | **1,788.1** | **0.2%** | **1,364.3** | **4.2%** |
| Telephone | 209.5 | (3.7%) | 298.1 | (4.6%) |
| Internet | 245.5 | 13.5% | 164.7 | 63.3% |
| **Account Sales** | **455.1** | **4.8%** | **462.8** | **12.0%** |
| On-Course | 175.6 | 4.5% | 138.1 | 13.5% |
| **Total** | **2,418.8** | **1.4%** | **1,965.2** | **6.6%** |

***NSW FOCUS: Improve retail performance***

***VIC FOCUS: Innovate and expand distribution***

1 Parimutuel Racing only. Adjusted for movement of large customers between channels

# We will target a turnaround in NSW retail

**Too many small TABs in NSW**

| | Agencies | | Licensed Venues | |
|---|---|---|---|---|
| | Number | AWT $k | Number | AWT $k |
| Victoria | 100 | 182 | 496 | 72 |
| NSW | 299 | 116 | 1,805 | 20 |

AWT - Average Weekly Turnover





- **NSW retail network today**
  - Large number of outlets
  - Turnover too low to invest
  - No self service technology
- **$50 million investment**
  - New agencies, upgrades
  - Self-Service technology
- **Licensed venue program**
  - Customer standards (facilities, opening hours)
  - Incentives to invest
  - Reduction from 2,100 to approx. 1,700 outlets
- **Input from AHA and Clubs NSW**

# Our retail strategy targets higher growth



FROM
Nth Sydney Hotel
Nth Sydney Agency
Blues Point Hotel
Milsons Point Hotel
Milsons Point Agency
Luna Park
NEUTRAL BAY
NORTH SYDNEY
LAVENDER BAY
MILSONS POINT
KIRRIBILLI
McMAHONS POINT




TO
Nth Sydney Hotel
Rag & Famish Hotel (New)
Nth Sydney Agency (New)
Blues Point Hotel
Kirribilli Club (New)
Milsons Point Hotel
NEUTRAL BAY
NORTH SYDNEY
LAVENDER BAY
MILSONS POINT
KIRRIBILLI
McMAHONS POINT


**North Sydney Area Strategy**

- Open new Platinum ClubTAB - Kirribilli Club
- Open new TABKiosk – Rag & Famish Hotel
- Relocate North Sydney Agency
- Upgrade North Sydney and Blues Point Hotel
- Upgrade Platinum Pub TAB Milsons Point
- Close Milsons Point Agency, Luna Park

**Outcome**

- New Nth Sydney Agency +20%
- Total Area: +8%

☐ Existing Licensed Venue ☐ Proposed Licensed Venue
☐ Existing Agency ☐ Proposed Agency

# We have set higher customer standards

**Standards Guideline for NSW Licenced Venues - implemented 1 Jan 2007**

| Standard Venue (1.075%) | Silver Venue ($210 pw Fixed Fee + 1.925%) | Platinum Venue ($455 pw Fixed Fee + 2.000%) |
|---|---|---|
| ➢ Minimum trading hours | ➢ Open all trading hours | ➢ Open all trading hours |
| ➢ Minimum 20sqm dedicated floor space | ➢ Minimum 70sqm dedicated floor space | ➢ Minimum 125sqm dedicated floor space |
| ➢ Minimum 8m race list board | ➢ Minimum 15m race list board | ➢ Minimum 20m race list board |
| ➢ Minimum form guide | ➢ Specified customer seating | ➢ Specified customer seating |
| ➢ 4 televisions | ➢ Easybet Wagering terminal | ➢ Large sportsbetting module |
| | ➢ 15 televisions | ➢ Minimum 2 x Easybet terminals |
| | | ➢ 23 televisions |




TAB





# Tabcorp's customers – 'infrequents'

## 'Bringing the excitement of Racing and Sport to you'



**Gambling Market (VIC/NSW)**

| | |
|---|---|
| Customers: | 2.9m |
| Gambling $: | $3.7b |
| L&E $: | $25.2b |

***1.2 million people in VIC and NSW are 'infrequent' betting customers***

***2.4 million people in VIC and NSW bet at least once a year***

### Motivation

- Affiliation
- Social interaction
- Fun and excitement
- Part of the action
- Big events – carnivals, World Cup

### Offer

- Integrated into the events
- Attractive environment
- Simple, easy to buy products
- Self service
- Brand, media presence
- Prize, not price

# Targeting 'infrequent' customers

**Opportunity: 2.9 million customers in NSW and VIC**
**Leisure and Entertainment spending of $25 billion**

## Simple Products

- Easy-to-use products and selections
- Entertainment content; integrated with sport
- Larger, jackpot prizes

FLEXI BETTING

FAT QUADDIES

## Convenience

- Sold at the event
- Mobile service/hand helds at ground
- Self service technology
- 'Betting' 101 guides



## Event Marketing

- Event based marketing
- Part of the occasion (eg fashion competition)
- Market to broader audience, eg sports, gaming loyalty members


SPRING FLEXI CHALLENGE
$20.000
for her

# Creating a 24/7 racing product


UK Saturday from 10pm
UAE Major races
SOUTH AFRICA Wed night
JAPAN Major races
HONG KONG Wed & Sun
NEW ZEALAND Wed, Thu, Sat
USA Major races

Delivered to 5,300 outlets and 1.8 million homes by Sky Channel

SKY CHANNEL

***PHASE 1: Import and export vision***

***PHASE 2: Co-mingle pools– starting with New Zealand***

# Case study – Australia and New Zealand

**Why it works for NZ**

- Australian racing complements existing NZ product
- High quality of Australian racing product
- Available 7 days a week
- Quality of broadcasting and form information

**Why it works for Australia**

- Time zone works well (NZ provides lunch time product)
- High quality of NZ racing product
- Movement of horses, trainers and jockeys
- Quality of broadcast and form information

**How we grow together**

- Improved scheduling allows more NZ product in Australia
- Improved scheduling allows more Australian product in NZ
- Co-mingle the totalisator pools and increase liquidity

# Wagering expense focus next 2-3 years

| Expense Type | 1H07 $m | Change pcp $m | Actions Started |
|---|---|---|---|
| Broadcast rights | 15.9 | 9.8 | ➢ Focus on obtaining ACCC approval for TVN agreement<br>➢ Expenses locked in to 2012<br>➢ Modest cost recovery as TAB contracts expire |
| Revenue equalisation | 4.4 | 4.6 | ➢ Self corrects as margin comes back to 16% |
| Technical Services[1] | 24.7 | 7.0 | ➢ Short term: overhead reduction<br>➢ Medium term:<br>▪ Re-engineer and simplify platforms<br>▪ Review potential for outsourcing |
| Systems Migration | 3.6 | 3.6 | |
| Core expenses | 98.6 | 3.9 | ➢ Includes business IT and Operations<br>➢ Short term:<br>▪ Reduce corporate and division overhead<br>▪ Establish Shared Service centre<br>➢ Medium term:<br>▪ Re-engineer IT and data platforms<br>▪ Improve call centre productivity |
| **Expenses** | **147.2** | **28.9** | |

1 Allocated expenses from central services. Excludes IT and operations resources in the wagering business

# Creating a customer-driven culture

## Clear performance expectations

Retail

On Course

Internet

Call Centre

| | Golden Slipper | AJC Derby | Doncaster Handicap |
|---|---|---|---|
| Betting – all channels Service (<10 sec.) | 90% | | |
| Betting - operator service (<10 sec.) | 70% | | |
| Customer service (<20 sec.) | 70% | | |
| Abandonment rate | <3% | | |

## A Case Study – 2006 Spring Carnival

**Higher Volumes**

- 5.6 million telephone betting calls
- 7,800 races broadcast by Sky Channel

**Melbourne Cup Day**

- 550,000 web visits
- 13.7 million page views
- 29 million betting transactions

**Record Turnover**

- $1.5 billion turnover
- 570,000 fixed odds tickets sold

# Wagering licences and level playing field

## Victorian Wagering Licence

- Wagering and Gaming licences linked
  - Racing Industry funding from both wagering and gaming
- Tabcorp is well placed to secure licences
  - Racing partnership
  - Superior customer offering
  - Financial contribution
  - Responsible gambling
- Current Government timetable decides industry structure by end 2007
  - Licence process will follow
- Upper House inquiry into gambling has created some timing uncertainty

## Level Playing Field

- Lack of level playing field
  - Interstate operators contribute less to Racing and pay lower taxes
- Internet is reducing borders
  - Regulation is behind the times
  - Pressure on on-course bookmakers to move to NT
- Improve capacity to compete
  - Pooling
  - Fixed odds betting
  - Product fees and taxes
  - Pricing flexibility

# Tabcorp's Wagering strategy

**Unique customer offer**

***'Bringing the excitement of Racing and Sport to you'***

**Clear revenue strategy**

- Leverage product and distribution to win the 'frequent' customer
- Grow customer base by targeting the 'infrequent' customer
- Create 24/7, global racing product offer

**Flawless execution**

- Re-engineer technology cost base
- Create customer-driven performance culture
- Secure Victorian wagering licence

# Unique position in Gambling Entertainment industry

## Tabcorp today

- Operating in largest and growing markets of Victoria, NSW and Queensland
- Strong assets and leading Gambling Entertainment brands
- Positive growth and market share performance in key businesses

## Renewed focus on organic growth and shareholder value

- Several years of acquisition and integration behind us
- Stronger platform to perform in Gaming, Wagering and Casinos
- Upside available from productivity gains and investment in core assets

## Priorities

- Focus on organic growth and market share in Gaming, Wagering and Casinos
- Invest in NSW: Star City and Wagering retail network
- Drive productivity: reduce discretionary expenses and re-engineer platforms

# Questions and Answers

**Introduction**

**ELMER FUNKE KUPPER, Acting Chief Executive Officer**

**Wagering Performance and Strategy**

**ROBERT NASON, Managing Director – Racing and Media**

**Questions and Answers**

**ELMER FUNKE KUPPER, Acting Chief Executive Officer**



END